Contact

www.linkedin.com/in/rderode (LinkedIn)
www.spinn.com (Company)

Top Skills

Solution Selling
Cloud Computing
Partner Management

Languages

French (Professional Working)
English (Full Professional)
German (Limited Working)
Dutch (Native or Bilingual)

Roderick de Rode

Founder & CEO at Spinn Inc.
Los Angeles County, California, United States

Experience

Spinn Inc.

Founder & CEO
November 2014 - Present (8 years 8 months)
San Francisco Bay Area

Spinn introduces a new way to brew and experience coffee. Based on patented centrifugal brewing technology Spinn delivers a great tasting Espresso, Americano, or drip coffee. The Wifi connected machine auto-replenishes using a marketplace for local ‘third wave’ coffee roasters. Spinn solves the POD problem, using fresh beans instead of expensive, wasteful and not-fresh pods. The machine makes a single serve or a carafe of coffee from fresh grounded beans and is auto-cleaning.
Spinn is very flexible, automatically managing 8 parameters to make the perfect coffee.

LIMEAU Sirop D'Amsterdam

Founder
December 2012 - August 2014 (1 year 9 months)
Amsterdam, North Holland, Netherlands

Lemonade company sold to Heineken

Give.it

CRO
February 2013 - March 2014 (1 year 2 months)
Amsterdam, North Holland, Netherlands

E-Commerce gifting plugin Startup

Springest

Chief Operating Officer
September 2012 - January 2014 (1 year 5 months)
Amsterdam Area, Netherlands

Springest is a platform for everyone searching for a Learning & Development opportunity.
An independent comparison and booking website for training programmes and courses.

Springest provides an overview in 19 categories and around 580 subjects. L&D providers place their offer on Springest in order to provide you with the most accurate information on their training programmes and courses.

As soon as you find an interesting course or provider you can enquire more information directly through Springest. In addition you can share experiences and opinions about a course you attended by submitting a review.

Microsoft
EMEA Business Development. Windows Phone
March 2011 - September 2012 (1 year 7 months)

Microsoft
5 years 3 months
EMEA Marketing. Windows Phone
February 2008 - January 2011 (3 years)

Sales Lead Distributors & E-tailers
May 2006 - February 2008 (1 year 10 months)

Large Opportunity Evangelist
November 2005 - May 2006 (7 months)

Dell
Sales Manager
December 2001 - November 2005 (4 years)

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Education

Columbia University - Columbia Business School
Persuasion: Influencing Without Authority · (2012 - 2012)

Columbia University - Columbia Business School
Negotiation and Decision-Making Strategies · (2011 - 2011)

Nyenrode Business University
Msc, Business Management · (2004 - 2007)

Utrecht University

Msc, Psychology · (1994 - 1999)